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               [LETTERHEAD OF MAYER, BROWN & PLATT APPEARS HERE]



                              September 18, 1998

EDGAR FILING


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re: Security Capital European Real Estate Shares Incorporated (File Nos. 333-41743 and 811-8533)
          ---------------------------------------------------------

Dear Sir or Madam:

     At the request of H.R. Hallock, Jr., of the staff of the Securities and Exchange Commission ("Commission"), this letter supplements the above-referenced Registrant's May 14, 1998 request for the withdrawal of Registrant's Registration Statement on Form N-1A under the Investment Company Act of 1940 ("1940 Act") and the Securities Act of 1933, which was filed with the Securities and Exchange Commission on December 8, 1997 of the EDGAR system. To date, Registrant has held no assets and has issued no shares. It is Registrant's intention to file with the Commission an application pursuant to section 8(f) of the 1940 Act and Rule 8f-1 thereunder for an order declaring that Registrant has ceased to be an investment company.

     Please contact the undersigned at the above-referenced number or Kathy Kresch Ingber at (202) 955-0820 with any questions or comments.

                                       Sincerely,

                                       /s/ Diane E. Ambler
                                       --------------------
                                       Diane E. Ambler

cc:  H.R. Hallock, Jr., Esq.